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Exhibit 99.1

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm
December 31, 2004

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

        The New York State Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its stockholders. No consideration is given by the New York State Insurance Department to financial statements prepared in accordance with accounting principles generally accepted in the United States of America in making such determinations.

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholder
of Financial Security Assurance Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, changes in shareholder's equity, and cash flows present fairly, in all material respects, the financial position of Financial Security Assurance Inc. and Subsidiaries (the "Company") at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 20 to the consolidated financial statements, the Company changed its method of accounting for its interest in certain variable interest entities.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
March 23, 2005

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

	December 31, 2004	December 31, 2003
ASSETS
Bonds at fair value (amortized cost of $3,636,790 and $3,254,503)	$3,888,586	$3,487,380
Equity securities at fair value (cost of $54,300)	54,300	—
Short-term investments	316,921	222,390
Variable interest entities' bonds at fair value (amortized cost of $1,346,109 and $1,423,657)	1,346,355	1,422,538
Variable interest entities' guaranteed investments contracts at fair value (amortized cost approximates fair value)	961,925	955,883
Variable interest entities' short-term investment portfolio	1,194	11,102

Total investment portfolio	6,569,281	6,099,293
Assets acquired in refinancing transactions:
Bonds at fair value (amortized cost of $151,895)	157,036	—
Securitized loans	369,750	433,948
Other	222,150	71,185

Total assets acquired in refinancing transactions	748,936	505,133
Cash	10,005	11,640
Deferred acquisition costs	308,015	273,646
Prepaid reinsurance premiums	759,191	695,398
Investment in unconsolidated affiliate	—	64,440
Reinsurance recoverable on unpaid losses	35,419	59,235
Other assets	1,145,647	935,395

TOTAL ASSETS	$9,576,494	$8,644,180

LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER'S EQUITY
Deferred premium revenue	$2,101,248	$1,861,960
Losses and loss adjustment expenses	179,941	233,408
Variable interest entities' debt	3,123,118	3,006,885
Deferred federal income taxes	253,868	180,687
Notes payable to affiliate	753,614	504,743
Surplus notes	108,850	152,850
Accrued expenses, minority interest and other liabilities	356,069	396,001

TOTAL LIABILITIES AND MINORITY INTEREST	6,876,708	6,336,534

Preferred stock (5,000.1 and 0 shares authorized; 0 shared issued and outstanding; par value of $1,000 per share)
Common stock (400 shares authorized; issued and outstanding; par value of $37,500 per share)	15,000	15,000
Additional paid-in capital—common	839,077	819,918
Accumulated other comprehensive income (net of deferred income taxes of $88,057 and $78,340)	170,620	151,725
Accumulated earnings	1,675,089	1,321,003

TOTAL SHAREHOLDER'S EQUITY	2,699,786	2,307,646

TOTAL LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER'S EQUITY	$9,576,494	$8,644,180

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Dollars in thousands)

	Year Ended December 31,
	2004	2003	2002
REVENUES:
Net premiums written	$602,903	$621,824	$535,956

Net premiums earned	$410,439	$363,913	$318,089
Net investment income	170,942	153,071	137,606
Net realized gains (losses)	(970)	5,195	28,399
Variable interest entities' net interest income	68,754	27,483	—
Net realized and unrealized gains (losses) on derivative instruments	55,091	36,168	(87,396)
Income from assets acquired in refinancing transactions	31,634	20,705	5,294
Other income	6,365	1,235	724

TOTAL REVENUES	742,255	607,770	402,716
EXPENSES:
Losses and loss adjustment expenses	20,599	34,486	65,613
Interest expense	31,499	30,036	12,174
Variable interest entities' net interest expense	63,733	24,093	—
Policy acquisition costs	62,201	58,391	54,093
Other operating expenses	62,865	54,607	46,373

TOTAL EXPENSES	240,897	201,613	178,253

Minority interest	(7,443)	(9,291)	(6,684)
Equity in earnings of unconsolidated affiliates	3,761	19,077	9,145

INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	497,676	415,943	226,924
Provision (benefit) for income taxes:
Current	60,384	82,500	68,033
Deferred	63,465	17,303	(23,888)

Total provision	123,849	99,803	44,145

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	373,827	316,140	182,779
Cumulative effect of accounting change, net of income taxes of $2,598	—	4,800	—

NET INCOME	373,827	320,940	182,779
OTHER COMPREHENSIVE INCOME, NET OF TAX:
Unrealized gains arising during period [net of deferred income tax provision of $9,175, $8,830 and $49,196]	18,467	12,430	101,098
Less: reclassification adjustment for gains (losses) included in net income [net of deferred income tax (benefit) provision of ($542), $1,389 and $7,641]	(428)	3,965	20,758

Other comprehensive income	18,895	8,465	80,340

COMPREHENSIVE INCOME	$392,722	$329,405	$263,119

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
(Dollars in thousands)

	Common Stock	Additional Paid-In Capital- Common	Unrealized Gain on Investments	Accumulated Earnings	Total
BALANCE, December 31, 2001	$15,000	$794,797	$62,920	$825,955	$1,698,672
Net income for the year				182,779	182,779
Net change in accumulated other comprehensive income (net of deferred income tax expense of $41,555)			80,340		80,340
Dividends paid				(8,671)	(8,671)
Capital contribution from Parent		18,205			18,205

BALANCE, December 31, 2002	15,000	813,002	143,260	1,000,063	1,971,325
Net income for the year				320,940	320,940
Net change in accumulated other comprehensive income (net of deferred income tax expense of $7,441)			8,465		8,465
Capital contribution from Parent		10,521			10,521
Capital issuance costs		(3,605)			(3,605)

BALANCE, December 31, 2003	15,000	819,918	151,725	1,321,003	2,307,646
Net income for the year				373,827	373,827
Net change in accumulated other comprehensive income (net of deferred income tax expense of $9,717)			18,895		18,895
Dividends paid				(30,000)	(30,000)
Capital contribution from Parent		20,419			20,419
Capital issuance costs		(1,260)			(1,260)
Other				10,259	10,259

BALANCE, December 31, 2004	$15,000	$839,077	$170,620	$1,675,089	$2,699,786

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Premiums received, net	$588,341	$599,000	$575,889
Policy acquisition and other operating expenses paid, net	(134,067)	(99,321)	(101,215)
Termination fee on derivative	—	—	(38,000)
Recoverable advances recovered (paid)	7,327	(959)	5,010
Losses and loss adjustment expenses paid	(42,936)	(5,972)	(2,403)
Net investment income received	170,958	143,615	127,144
Variable interest entities' net investment income received	32,212	15,272	—
Variable interest entities' interest paid	(24,225)	(13,701)	—
Federal income taxes paid	(61,863)	(77,815)	(76,099)
Interest paid	(32,765)	(29,380)	(12,920)
Income received from refinanced assets	28,485	25,617	4,240
Other, net	5,030	17,257	(5,922)

Net cash provided by operating activities	536,497	573,613	475,724

Cash flows from investing activities:
Proceeds from sales of bonds	752,644	921,000	747,470
Purchases of bonds	(1,140,762)	(1,559,428)	(1,111,856)
Purchases of property and equipment	(5,130)	(477)	(5,591)
Net decrease (increase) in short-term investments	(94,531)	142,831	(150,328)
Purchases of variable interest entities' bonds	(144,639)	(146,239)	—
Maturity of VIE bonds	213,825	—	—
Net decrease in variable interest entities' short-term investments	9,908	13,048	—
Assets acquired through refinancing transactions	(215,185)	(2,230)	(431,360)
Other investments	14,305	4,643	6,080

Net cash provided by investing activities	(609,565)	(626,852)	(945,585)

Cash flows from financing activities:
Surplus notes issued	—	—	96,850
Distribution to minority shareholder	(6,980)	(3,290)	(8,671)
Surplus notes repaid	(44,000)	(60,000)	(28,000)
Proceeds from issuance of variable interest entities' debt	102,139	101,189	—
Issuance of notes payable	378,672	53,625	437,295
Repayment of notes payable	(130,157)	(50,600)	(5,935)
Capital issuance costs	(1,260)	(3,605)	—
Dividends paid	(30,000)	—	—
Repayment of VIE preferred stock	(6,300)	—	—
Repayment of VIE debt	(190,681)	—	—

Net cash provided by financing activities	71,433	37,319	491,539

Net increase (decrease) in cash	(1,635)	(15,920)	21,678
Cash at beginning of year	11,640	27,560	5,882

Cash at end of year	$10,005	$11,640	$27,560

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
(Dollars in thousands)

	Years Ended December 31,
	2004	2003	2002
Reconciliation of net income to net cash flows from operating activities:
Net income	$373,827	$320,940	$182,779
Increase in accrued investment income	(4,281)	(9,904)	(3,464)
Increase in deferred premium revenue and related foreign exchange adjustment	175,495	274,010	223,018
Increase in deferred acquisition costs	(34,369)	(19,869)	(13,285)
(Decrease) Increase in current federal income taxes payable	(5,218)	12,212	97
Increase (decrease) in unpaid losses and loss adjustment expenses	(29,651)	28,736	62,120
Decrease in amounts withheld for others	—	(18)	—
Provision (benefit) for deferred income taxes	63,465	19,901	(23,888)
Net realized gains on investments	970	(5,195)	(28,399)
Depreciation and accretion of discount	9,550	3,899	(4,334)
Minority interest and equity in earnings of unconsolidated subsidiaries	3,682	(9,786)	(2,461)
Change in other assets and liabilities	(16,973)	(41,313)	83,541

Cash provided by operating activities	$536,497	$573,613	$475,724

        On July 1, 2003, the Company consolidated $2.9 billion in assets and $2.9 billion in liabilities relating to variable interest entities with no corresponding cash movement.

        In 2004, 2003 and 2002, the Company received a tax benefit of $20.4 million, $10.5 million and $18.2 million, respectively, by utilizing its Parent's losses. These amounts were recorded as a capital contribution.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

1.     ORGANIZATION AND OWNERSHIP

        Financial Security Assurance Inc. ("FSA" or the "Company"), a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. (the "Parent"), is a New York insurance company. The Company is engaged in providing financial guaranty insurance on asset-backed and municipal obligations. The Company's underwriting policy is to insure asset-backed and municipal obligations that it determines would be of investment-grade quality without the benefit of the Company's insurance. The asset-backed obligations insured by the Company are generally issued in structured transactions and are backed by pools of assets, such as residential mortgage loans, consumer receivables, securities or other assets having an ascertainable cash flow or market value. The Company also insures synthetic asset-backed obligations that generally take the form of credit default swap ("CDS") obligations or credit-linked notes that reference pools of securities or loans, with a defined deductible to cover credit risks associated with the referenced securities or loans. The municipal obligations insured by the Company consist primarily of general obligation bonds that are supported by the issuers' taxing power and special revenue bonds and other special obligations of states and local governments that are supported by the issuers' ability to impose and collect fees and charges for public services or specific projects. Municipal obligations include obligations backed by the cash flow from leases or other revenues from projects serving a substantial public purpose, including government office buildings, toll roads, healthcare facilities and utilities. Financial guaranty insurance written by the Company guarantees scheduled payments on an issuer's obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other amounts due in accordance with the obligation's original payment schedule or, at its option, to pay such amounts on an accelerated basis. In addition, the Company insures guaranteed investment contracts ("GICs") issued by FSA Capital Markets Services LLC and FSA Capital Management Services LLC (collectively, "CMS"), wholly owned subsidiaries of the Parent.

        The Company expects to continue to emphasize a diversified insured portfolio characterized by insurance of both asset-backed and municipal obligations, with a broad geographic distribution and a variety of revenue sources and transaction structures. The Company's insured portfolio consists primarily of asset-backed and municipal obligations originated in the United States of America, but the Company has also written and continues to pursue business in Europe and the Asia Pacific region.

        The Company consolidates the results of certain variable interest entities ("VIEs"), including FSA Global Funding Limited ("FSA Global"), Premier International Funding Co. ("Premier") and Canadian Global Funding Corporation ("Canadian Global"). The Company consolidated FSA Global and Canadian Global beginning in the third quarter of 2003 in accordance with Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). The Company also began to consolidate Premier in the third quarter of 2003 as a result of obtaining control rights. The Company refinanced certain defaulted transactions by employing refinancing vehicles to raise funds for the refinancings. These refinancing vehicles are also consolidated.

        FSA Global is a special purpose funding vehicle 29% owned by the Company. FSA Global issues FSA-insured medium term notes and invests the proceeds from the sale of its notes in FSA-insured obligations with a view towards realizing the yield difference between the notes issued and the obligations purchased with the note proceeds. At December 31, 2004, the VIEs had $2.4 billion principal amount of outstanding notes, after elimination of intercompany transactions. The majority of Canadian Global's assets were liquidated and its liabilities satisfied during the third quarter of 2004. Premier is principally engaged in debt defeasance for lease transactions.

        The Company's management believes that the assets held by FSA Global, Premier and the refinancing vehicles, including those that are eliminated in consolidation, are beyond the reach of the Company and its creditors, even in bankruptcy or other receivership.

        On July 5, 2000, the Parent completed a merger in which the Parent became a direct subsidiary of Dexia Holdings Inc. ("Dexia Holdings") which, in turn, is owned 90% by Dexia Crédit Local and 10% by Dexia S.A. ("Dexia"), a Belgium corporation whose shares are traded on the Euronext Brussels and Euronext Paris markets as well as on the Luxembourg Stock Exchange.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which differ in certain material respects from the accounting practices prescribed or permitted by insurance regulatory authorities (see Note 5). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the Company's consolidated balance sheets at December 31, 2004 and 2003 and the reported amounts of revenues and expenses in the consolidated statements of operations and comprehensive income for the years ended December 31, 2004, 2003 and 2002. Such estimates and assumptions include, but are not limited to, losses and loss adjustment expenses, fair value of financial instruments and the deferral and amortization of policy acquisition costs. Actual results may differ from those estimates. Significant accounting policies under GAAP are as follows:

  Basis of Presentation

        The consolidated financial statements include the accounts of the Company and its direct and indirect subsidiaries, principally including FSA Insurance Company, Financial Security Assurance International Ltd. ("FSA International"), and Financial Security Assurance (U.K.) Limited (collectively, the "Subsidiaries"). The consolidated financial statements also include the accounts of certain variable interest entities as described in Note 1. All intercompany accounts and transactions have been eliminated. Certain prior-year balances have been reclassified to conform to the 2004 presentation.

  Investments

        Investments in debt and equity securities designated as available for sale are carried at fair value. The unrealized gain or loss on the investments that are not hedged is reflected as a separate component of shareholder's equity, net of applicable deferred income taxes. The unrealized gain or loss on the investments that qualify as fair-value hedges is recorded in income currently.

        Bond discounts and premiums are amortized on the effective yield method over the remaining terms of the securities acquired. For mortgage-backed securities and any other holdings for which prepayment risk may be significant, assumptions regarding prepayments are evaluated periodically and revised as necessary. Any adjustments required due to the resulting change in effective yields are recognized in current income. Short-term investments, which are those investments with a maturity of less than one year at time of purchase, are carried at cost, which approximates fair value. Cash equivalents are amounts deposited in money market funds and investments with a maturity at time of purchase of three months or less and are included in short-term investments. Realized gains or losses on sale of investments are determined on the basis of specific identification. Investment income is recorded as earned. Other-than-temporary impairments are reflected in earnings as a realized loss.

        Investments in unconsolidated affiliates are based on the equity method of accounting (see Note 16). The Company records its share of unrealized gains or losses, net of applicable deferred taxes, in other comprehensive income.

  Derivatives

        Derivative instruments, which are primarily designated as fair-value hedges, are entered into to manage interest-rate and currency exchange-rate exposure on the VIE debt and VIE bond portfolio. The derivatives are recorded at fair value. These derivatives generally include interest-rate and currency swap agreements, which are primarily utilized to convert the Company's fixed-rate obligations and investments on its VIE debt and VIE bond portfolio into U.S. dollar floating-rate obligations. The gains and losses relating to these fair-value hedges, including any ineffective portion, are included in variable interest entities' net interest income and variable interest entities' net interest expense, as appropriate, along with the offsetting change in fair value of the hedged item attributable to the risk being hedged, on the consolidated statements of operations and comprehensive income. Gains and losses relating to derivatives that fail hedge effectiveness are recorded at fair value through earnings and included in variable interest entities' net interest income and variable interest entities' net interest expense, as appropriate.

        The Company has also insured a number of CDS agreements that it intends, in each case, to hold for the full term of the agreement. It considers these agreements to be a normal extension of its financial guaranty insurance business, although they are considered derivatives for accounting purposes. These agreements are recorded at fair value. The Company believes that the most meaningful presentation of the financial statement impact of these derivatives is to reflect premiums as installments are received, to record losses and loss adjustment expenses as incurred and to record changes in fair value as incurred. Changes in fair value are recorded in net realized and unrealized gains (losses) on derivative instruments and in other assets or other liabilities, as appropriate. The Company uses quoted market prices, when available, to determine fair value. If quoted prices are not available, management uses internally developed estimates of fair value. Due to a lack of a quoted market for the CDS obligations written by the Company, estimates generated from the Company's valuation process may differ materially from values that may be realized in market transactions.

  Premium Revenue Recognition

        Gross and ceded premiums received in upfront payouts are earned in proportion to the amount of risk outstanding over the expected period of coverage. The amount of risk outstanding is equal to the sum of the par amount of debt insured over the expected period of coverage. Deferred premium revenue and prepaid reinsurance premiums represent the portion of premium that is applicable to coverage of risk to be provided in the future on policies in force. When an insured issue is retired or defeased prior to the end of the expected period of coverage, the remaining deferred premium revenue and prepaid reinsurance premium, less any amount credited to a refunding issue insured by the Company, are recognized. For premiums received on an installment basis, the Company earns the premium over each installment period, typically less than one year, throughout the period of coverage. When the Company, through its ongoing credit review process, identifies transactions where certain triggers have been breached, the Company ceases to earn premiums.

  Losses and Loss Adjustment Expenses

  Background

        Financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Upon a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other amounts due in accordance with the obligation's original payment schedule or, at its option, to pay such amounts on an accelerated basis.

        Financial guaranty as an industry has emerged over the past thirty years. Management believes that existing insurance accounting under Statement of Financial Accounting Standards No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"), does not specifically address financial guaranty insurance. Accordingly, the accounting for loss and loss adjustment expenses within the financial guaranty insurance industry has developed based on analogy to the most directly comparable elements of existing literature including sections of Statement of Financial Accounting Standards No. 60, SFAS No. 5, "Accounting for Contingencies" ("SFAS 5") and Emerging Issues Task Force Issue 85-20, "Recognition of fees for guaranteeing a loan ("EITF 85-20").

  Company-specific policy

        The Company establishes loss liabilities based on its estimate of specific and non-specific losses. The Company also establishes liabilities for loss adjustment expenses ("LAE"), consisting of the estimated cost of settling claims, including legal and other fees and expenses associated with administering the claims process.

        The Company calculates a loss and LAE liability based upon identified risks inherent in its entire insured portfolio. If an individual policy risk has a probable loss as of the balance sheet date, a case reserve is established. For the remaining policy risks in the portfolio, a non-specific reserve is established to account for the inherent credit losses that can be statistically estimated.

        Case reserves for financial guaranty insurance companies differ from those of traditional property and casualty insurance companies. The primary difference is that traditional property and casualty case reserves include only claims that have been incurred and reported to the insurance company. In a traditional property and casualty company, claims are incurred when defined events occur such as an auto accident, home fire or storm. Unlike traditional property and casualty claims, financial guaranty losses arise from the extension of credit protection and occur as the result of the credit deterioration of the issuer of the insured obligations over the lives of those insured obligations. Such deterioration and ultimate loss amounts can be projected based on historical experience in order to estimate probable loss, if any. Accordingly, specific loss events that require case reserves include (1) policies under which claim payments have been made and additional claim payments are expected, and (2) policies under which claim payments are probable and reasonably estimated, but have not yet been made.

        The Company establishes a case reserve for the present value of the estimated loss, net of subrogation recoveries, when, in management's opinion, the likelihood of a future loss on a particular insured obligation is probable and reasonably estimated at the balance sheet date. When an insured obligation has met the criteria for establishing a case reserve and that transaction pays a premium in installments, those premiums, if expected to be received prospectively, are considered a form of recovery and are no longer earned as premium revenue. A case reserve is determined using cash flow or similar models that represent the Company's estimate of the net present value of the anticipated shortfall between (i) scheduled payments on the insured obligation plus anticipated loss adjustment expenses and (ii) anticipated cash flow from and proceeds to be received on sales of any collateral supporting the obligation and other anticipated recoveries. The estimated loss, net of recovery, on a transaction is discounted using the risk-free rate appropriate for the term of the insured obligation at the time the reserve is established and is not subsequently adjusted.

        The Company records non-specific reserves to reflect the credit risks inherent in its portfolio. Non-specific reserves, in addition to case reserves, represent the Company's estimate of total reserves. Generally, when an insured credit deteriorates to a point where claims are expected, a case reserve is established. The establishment of non-specific reserves for credits that have not yet defaulted is a common practice in the financial guaranty industry, although the Company acknowledges that there may be differences in the specific methodologies applied by other financial guarantors in establishing and measuring these reserves.

        The Company establishes non-specific reserves on its entire portfolio of credits because the Company believes that a portfolio of insured obligations will deteriorate over its life and that the existence of inherent loss can be proven statistically by data such as rating agency publications. The establishment of these reserves is a systematic process that considers this quantitative, statistical information obtained primarily from Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Ratings Services ("S&P"), together with qualitative factors such as overall credit quality trends resulting from economic and political conditions, recent loss experience in particular segments of the portfolio and changes in underwriting policies and procedures. The factors used to establish reserves are evaluated periodically by comparing the statistically computed loss amount to the incurred losses as represented by case reserve activity to develop an experience factor, which is updated and applied to future originations. The process results in management's best estimate of inherent losses associated with providing credit protection at each balance sheet date.

        The non-specific reserve amount established considers all levels of protection (e.g. reinsurance and overcollateralization). Net par outstanding for policies originated in the current period is multiplied by loss frequency and severity factors, with the resulting amounts discounted at the risk-free rates using the treasury yield curve ("statistical calculation"). The discount rate does not change and is used to accrete the loss for the life of each policy. The loss factors used for the calculation are the product of default frequency rates obtained from Moody's and severity factors obtained from S&P. Moody's is chosen due to its credibility, large population, statistical format and reliability of future update. In its publication of default rates from 1970-2003, Moody's tracks bonds over a twenty year horizon by credit rating at time of issuance. For the purpose of establishing appropriate severity factors, the Company's methodology segregates the portfolio into asset classes, including healthcare transactions, all other municipal transactions, pooled corporate transactions, commercial real estate, and all other asset- backed transactions. The severity factors are derived from capital charge assessments provided by S&P. S&P capital charges project loss levels by asset class and are incorporated into their capital adequacy stress scenario analysis.

        The product of the current year statistical calculation multiplied by the current-year experience factor represents the present value of loss amounts calculated for current-year originations. The experience factor is based on the Company's inception-to-date historical losses (starting from 1993, when the Company established the non-specific reserve methodology). The experience factor is calculated by dividing cumulative inception-to-date actual losses incurred by the Company by the cumulative inception-to-date losses determined by the statistical calculation. The experience factor which applies to the whole portfolio is reviewed, and where appropriate updated periodically, but no less than annually.

        The present value of loss amounts calculated for the current-year originations is established at inception of the policy and there is no subsequent change unless significant adverse or favorable loss experience is observed. In the event that the experience factor is either increased or decreased based on adverse or favorable loss experience, an analysis is performed of the non-specific reserve balance with particular emphasis on the asset class, if any, driving the experience factor adjustment. The objective of such analysis is to quantify the appropriate adjustment to the overall non-specific reserve balance for the change in experience. The adjustment that increases or decreases the non-specific reserve is charged or credited to loss expense.

        The present value of loss amounts calculated for the current-year originations plus an amount representing the accretion of discount pertaining to prior year originations are charged to loss expense, and increase the non-specific loss reserve after adjustments that may be made to reflect observed favorable or adverse experience. The entire non-specific reserve is available to absorb probable losses inherent in the portfolio. As there are no specific losses provided in the non-specific reserve there is no identifiable reinsurance recoverable. At the time that a case reserve is identified, the gross loss liability is recognized along with the reinsurance recoverable, if any. The amount of reinsurance recoverable depends on the policy ceded and the reinsurance agreements covering such policy. Management cannot predict the specific policies that will emerge as case-basis losses from the portfolio and is not entitled to recovery from the reinsurer in advance of producing a case reserve.

        Since the non-specific reserve contains the inherent losses of the portfolio, when a case reserve adjustment is deemed appropriate, whether the result of adverse or positive credit developments, accretion or the addition of a new case reserve, a full transfer is made between the non-specific reserve and the case reserve balances with no effect to income. The adequacy of the non-specific reserve balance is reviewed periodically and at least annually based on a review of the Company's inception to date cumulative case based losses divided by the total inception to date cumulative net par underwritten. This inception-to-date result is compared with the product of the non specific reserves divided by the net par outstanding as of the balance sheet date. In the event that such ratios are not in line, then further analysis is performed to quantify appropriate adjustments that may be either income statement charges or benefits on the Statements of Operations and Comprehensive Income as occurred in 2002, 2003 and 2004 as described in Footnote 15.

        The table below presents the significant assumptions inherent in the calculations of the case and non-specific reserves.

	As of December 31,
	2004	2003
Case reserve discount rate	3.13%–5.90%	4.94%–6.10%
Non-specific reserve discount rate	1.20%–7.95%	1.2%–7.95%
Current experience factor	2.0	2.4

  Reserving Methodology Industry Practice

        The Company is aware that there are differences regarding the method of defining and measuring both case reserves and non-specific reserves among participants in the financial guaranty industry. Other financial guarantors may establish case reserves only after a default and use different techniques to estimate probable loss. Other financial guarantors may establish the equivalent of non-specific reserves, but refer to these reserves by various terms such as, but not limited to, "unallocated losses," "active credit reserves" and "portfolio reserves," or may use different statistical techniques from those the Company uses to determine loss at a given point in time.

        Management believes that existing accounting literature does not address the unique attributes of financial guaranty insurance. As an insurance enterprise, the Company initially refers to the accounting and financial reporting guidance in SFAS 60. In establishing loss liabilities, the Company relies principally on SFAS 60, which prescribes differing treatment depending on whether a contract is a short-duration contract or a long-duration contract. Financial guaranty insurance does not fall clearly within the definition of either short-duration or long-duration contracts. Therefore, the Company does not believe that SFAS 60 alone provides sufficient guidance for financial guaranty claim liability recognition.

        As a result, the Company also analogizes to SFAS 5, which requires the establishment of liabilities when a loss is both probable and estimable. The Company also relies by analogy on EITF 85-20, which provides general guidance on the recognition of losses related to guaranteeing a loan. In the absence of a comprehensive accounting model provided by SFAS 60, industry participants, including the Company, have looked to such other guidance referred to above to develop an accounting policy for the establishment and measurement of loss liabilities. The Company believes that its financial guaranty loss reserve policy is appropriate under the applicable accounting literature, and that it best reflects the fact that a portfolio of credit based insurance, comprising irrevocable contracts that cannot be unilaterally changed by the insurer and that match the maturity terms of the underlying insured obligation, contains probable and reasonably estimable losses.

        In January and February of 2005, the Securities and Exchange Commission ("SEC") staff discussed with financial guaranty industry participants, differences in loss recognition practices among those participants. Based on discussions with the SEC staff, the Company understands that the Financial

Accounting Standards Board ("FASB") staff is considering whether additional guidance regarding financial guaranty insurance should be provided. When and if the FASB or SEC reach a conclusion on this issue, the Company and the rest of the financial guaranty industry may be required to change some aspects of their loss reserving policies, and the potential changes could extend to premium and expense recognition. The Company cannot predict how the FASB or SEC will resolve this issue and the resulting impact on its financial statements.

        Until additional guidance is issued, the Company intends to continue applying its existing policy regarding the establishment of both specific and non-specific loss reserves.

  Deferred Acquisition Costs

        Deferred acquisition costs comprise those expenses related to the production of business, including commissions paid on reinsurance assumed, compensation and related costs of underwriting and marketing personnel, certain rating agency fees, premium taxes and certain other underwriting expenses, reduced by ceding commission income on premiums ceded to reinsurers. Deferred acquisition costs are amortized over the period in which the related premiums are earned. When an insured issue is retired or defeased prior to the end of the expected period of coverage, the remaining deferred acquisition cost is recognized. Recoverability of deferred acquisition costs is determined by considering deferred premium revenue and estimated installment premiums and the present value of anticipated losses and loss adjustment expenses.

  VIE Debt

        The debt is recorded at amortized cost. The Company may enter into associated transactions in order to reduce the Company's exposure to fluctuations in interest and foreign currency rates and its related effect on the fair value of the debt. For fair-value hedges, changes in the fair value of the hedging instrument are recognized in income currently. The change in the fair value of the hedged item in a qualifying hedge, attributable to the hedged risk, adjusts the carrying amount of the hedged item and is recognized in income currently. VIE debt may include hybrid debt instruments that contain embedded derivates. Under certain conditions, embedded derivatives are required to be accounted for separately, at fair value through earnings.

  Foreign Currency Translation

        Monetary assets and liabilities denominated in foreign currencies are translated at the spot rate. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses denominated in foreign currencies are translated at average rates prevailing during the year. Unrealized gains and losses on available-for-sale securities, net of deferred taxes, resulting from translating investments denominated in foreign currencies are recorded in shareholder's equity. Gains and losses from transactions in foreign currencies are recorded in income.

  Federal Income Taxes

        The provision for income taxes consists of an amount for taxes currently payable and a provision for the deferred tax consequences of temporary differences between tax basis of assets and liabilities and the financial statement basis.

        Non-interest bearing tax and loss bonds are purchased for the tax benefit resulting from deducting contingency reserves as provided under Internal Revenue Code Section 832(e). The Company records the purchase of tax and loss bonds as pre-payments of federal income taxes and includes them in other assets.

3.     INVESTMENTS

        Bonds at amortized cost of $9.7 million and $8.9 million at December 31, 2004 and 2003, respectively, were on deposit with state regulatory authorities as required by insurance regulations.

        Consolidated net investment income, excluding income attributable to the variable interest entities' bond and short term portfolio (the "VIE portfolio"), consisted of the following (in thousands):

	Years Ended December 31,
	2004	2003	2002
Bonds	$171,058	$152,977	$136,352
Equity investments	—	—	294
Short-term investments	2,791	2,986	3,337
Investment expenses	(2,907)	(2,892)	(2,377)

Net investment income	$170,942	$153,071	$137,606

        The credit quality of bonds, excluding the VIE portfolio, at December 31, 2004 was as follows:

Rating(1)	Percent of Bonds
AAA	75.7%
AA	19.4
A	4.8
NR	0.1

100.0%

(1)
Ratings are based on the lower of Moody's or S&P ratings available at December 31, 2004.

        Of the bonds included in the investment portfolio, excluding the VIE portfolio, 13.0% were AAA by virtue of insurance provided by the Company. Without giving effect to the Company's guaranty, the weighted-average rating of the Company's insured investments was in the A+ range, and all of the investments were investment grade.

The amortized cost and fair value of bonds, excluding the VIE portfolio, were as follows (in thousands):

December 31, 2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$143,916	$4,984	$(347)	$148,553
Obligations of states and political subdivisions	2,857,641	220,875	(1,987)	3,076,529
Foreign	126,099	19,895	(714)	145,280
Mortgage-backed securities	219,834	3,619	(1,322)	222,131
Corporate securities	232,457	7,056	(504)	239,009
Asset-backed securities	56,843	312	(71)	57,084
Short-term investments	316,921	—	—	316,921

Total	$3,953,711	$256,741	$(4,945)	$4,205,507

December 31, 2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$121,301	$4,110	$(355)	$125,056
Foreign	108,249	69	(2,368)	105,950
Obligations of states and political subdivisions	2,506,380	218,929	(1,287)	2,724,022
Mortgage-backed securities	196,465	3,834	(1,389)	198,910
Corporate securities	240,463	10,229	(589)	250,103
Asset-backed securities	81,645	1,720	(26)	83,339
Short-term investments	222,390	—	—	222,390

Total	$3,476,893	$238,891	$(6,014)	$3,709,770

        The following table shows the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities, excluding the VIE portfolio, have been in a continuous unrealized loss position, at December 31, 2004:

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$50,812	$(183)	$4,189	$(164)	$55,001	$(347)
Obligations of states and political subdivisions	214,194	(1,266)	67,095	(721)	281,289	(1,987)
Mortgage-backed securities	32,701	(304)	38,784	(1,018)	71,485	(1,322)
Corporate securities	26,725	(161)	17,859	(343)	44,584	(504)
Foreign	1,722	(39)	40,136	(675)	41,858	(714)
Asset-backed securities	16,279	(71)	—	—	16,279	(71)

Total	$342,433	$(2,024)	$168,063	$(2,921)	$510,496	$(4,945)

        The Company periodically monitors its investment portfolio for individual investments in an unrealized loss position in order to assess whether any investment is considered other-than-temporarily impaired. In each case, the Company determines the nature and cause of the decline and whether the Company maintains the ability and intent to hold the security until the unrealized loss may reverse or until maturity. At December 31, 2004, there were 113 securities that were in an unrealized loss position for a continuous 12-month period or longer. None of the 113 securities had an unrealized loss that exceeded book value by 7% or greater at December 31, 2004. At December 31, 2004, the Company determined that no investments were considered other-than-temporarily impaired.

        The amortized cost and fair value of bonds at December 31, 2004, by contractual maturity, are shown below (in thousands). Actual maturities could differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$372,006	$372,047
Due after one year through five years	529,420	535,299
Due after five years through ten years	516,763	554,621
Due after ten years	2,258,845	2,464,325
Mortgage-backed securities (stated maturities of 1 to 40 years)	219,834	222,131
Asset-backed securities (stated maturities of 1 to 35 years)	56,843	57,084

Total	$3,953,711	$4,205,507

        Proceeds from sales of bonds, excluding the VIE portfolio, during 2004, 2003 and 2002 were $738.9 million, $921.0 million and $733.9 million, respectively. Gross gains of $4.5 million, $11.5 million and $29.5 million and gross losses of $5.5 million, $6.3 million and $1.1 million were realized on sales in 2004, 2003 and 2002, respectively.

        In 2002, the Company purchased foreign currency call options. These calls were marked to market through earnings and, for the years ended December 31, 2004, 2003 and 2002, resulted in net unrealized gains of $0.9 million, $0.3 million and $0.2 million, respectively.

4.     DEFERRED ACQUISITION COSTS

        Acquisition costs deferred for amortization against future income and the related amortization charged to expenses are as follows (in thousands):

	Years Ended December 31,
	2004	2003	2002
Balance, beginning of period	$273,646	$253,777	$240,492

Costs deferred during the period:
Ceding commission income, net	(65,838)	(73,943)	(68,464)
Premium taxes	16,551	16,773	13,401
Compensation and other acquisition costs	145,857	135,430	122,441

Total	96,570	78,260	67,378

Costs amortized during the period	(62,201)	(58,391)	(54,093)

Balance, end of period	$308,015	$273,646	$253,777

5.     STATUTORY ACCOUNTING PRACTICES

        GAAP differs in certain significant respects from accounting practices prescribed or permitted by insurance regulatory authorities, which are applicable to the Company's insurance company subsidiaries. The principal differences result from the following statutory accounting practices:

  •
  upfront premiums are recognized as earned when related principal and interest have expired rather than over the expected coverage period;

  •
  acquisition costs are charged to operations as incurred rather than as related premiums are earned;

  •
  a contingency reserve (rather than a non-specific reserve) is computed based on the following statutory requirements:

  1)
  For all policies written prior to July 1, 1989, an amount equal to 50% of cumulative earned premiums less permitted reductions plus

    2)
    For all policies written on or after July 1, 1989, an amount equal to the greater of 50% of premiums written for each category of insured obligation or a designated percentage of principal guaranteed for that category. These amounts are provided each quarter as either 1/60th or 1/80th of the total required for each category, less permitted reductions;

  •
  certain assets designated as "non-admitted assets" are charged directly to statutory surplus but are reflected as assets under GAAP;

  •
  deferred tax assets are generally admitted to the extent reversals of existing temporary differences in the subsequent year can be recovered through carryback;

  •
  insured CDS are considered to be insurance contracts, not derivative contracts recorded at fair value;

  •
  bonds are carried at amortized cost;

  •
  VIEs are not consolidated under statutory accounting standards; and

  •
  surplus notes are recognized as surplus rather than as a liability unless approved for repayment

        Reconciliations of net income for the years ended 2004, 2003 and 2002 and shareholder's equity at December 31, 2004 and 2003, reported by the Company on a GAAP basis, to the amounts reported by the insurance company subsidiaries on a statutory basis, is as follows (in thousands):

Net Income:	2004	2003	2002
GAAP BASIS	$373,827	$320,940	$182,779
Premium revenue recognition	(80,169)	(27,867)	(19,624)
Losses and loss adjustment expenses incurred	3,889	21,813	20,585
Deferred acquisition costs	(34,370)	(19,868)	(13,285)
Deferred income tax provision	63,465	17,303	(23,888)
Current income tax benefit	(18,706)	(18,049)	(8,162)
Change in fair value of derivatives	(56,927)	(34,796)	48,788
Income and expenses of VIEs', net	(5,735)	(5,120)	—
Other	(3,193)	8,588	7,895

STATUTORY BASIS	$242,081	$262,944	$195,088

	December 31,
Shareholder's Equity:
	2004	2003
GAAP BASIS	$2,699,786	$2,307,646
Premium revenue recognition	(290,204)	(189,823)
Loss and loss adjustment expense reserves	96,380	109,237
Deferred acquisition costs	(308,015)	(273,646)
Contingency reserve	(1,099,462)	(936,761)
Unrealized gain on investments	(258,677)	(232,877)
Deferred income taxes	277,828	199,346
Surplus notes	74,756	154,761
Other	(10,971)	29,614

STATUTORY BASIS SURPLUS	$1,181,421	$1,167,497

SURPLUS PLUS CONTINGENCY RESERVE	$2,280,883	$2,104,258

6.     FEDERAL INCOME TAXES

        Dexia Holdings, the Parent and the Company and its Subsidiaries, except FSA International, filed a consolidated federal income tax return.

        The tax sharing agreement provides that each member's tax benefit or expense is calculated on a separate return basis and that any credits or losses available to the Parent or Dexia Holdings be allocated to the members based on the member's taxable income. At December 31, 2004 and 2003, the Company and its Subsidiaries received benefits from utilizing the Parent's credits and losses of $20.4 million and $10.5 million, respectively. These amounts have been recorded as capital contributions and reductions in amounts payable to the Parent in the financial statements.

        Except as described below, federal income taxes have not been provided on all of the undistributed earnings of FSA International, since it has been the Company's practice and intent to reinvest such earnings in the operations of this subsidiary. The cumulative amount of such untaxed earnings was $86.7 million and $57.1 million at December 31, 2003 and 2002, respectively.

        The American Job Creation Act of 2004 (the "Act") was enacted on October 22, 2004, which added Section 965 to the Internal Revenue Code. Section 965 provides for the repatriation of dividends from a controlled foreign corporation to its U.S. shareholder at an effective tax rate of 5.25% provided that proceeds from the repatriation are utilized for qualified domestic investment activities. The U.S. Treasury Department issued Notice 2005-10, which provided guidance on acceptable investment activities. The Company believes it qualifies for the beneficial treatment under Section 965 and has accordingly accrued a deferred tax liability and expense of $5.3 million at December 31, 2004. This amount represents the tax effect on FSA International's tax dividend distribution capability at December 31, 2004. To the extent FSA International generates additional tax earnings and profits in 2005, it is probable that the Company will distribute such amounts and, accordingly, provide taxes on such earnings as they accrue during 2005.

        The Act provides special tax treatment only for tax dividends. Tax dividends can be made only to the extent of earnings and profits that have a different basis of calculation from that of GAAP earnings. At December 31, 2004, GAAP earnings exceded tax earnings and profits by approximately $22.6 million. It is the Company's intention to repatriate only earnings that qualify for the special tax treatment under the Act.

        The cumulative balance sheet effects of deferred federal tax consequences are as follows (in thousands):

	December 31,
	2004	2003
Deferred acquisition costs	$95,736	$85,441
Deferred premium revenue adjustments	37,826	16,520
Unrealized capital gains	88,902	79,186
Contingency reserves	113,507	96,481
Undistributed earnings	—	3,484
Fair value adjustments	14,386	—
Other, net	7,751	2,802

Total deferred federal income tax liabilities	358,108	283,914

Loss and loss adjustment expense reserves	(35,540)	(34,304)
Deferred compensation	(67,944)	(64,499)
Fair value adjustments	—	(4,424)
Other, net	(756)	—

Total deferred federal income tax assets	(104,240)	(103,227)

Net deferred federal income tax liability	$253,868	$180,687

        Management believes it is more likely than not that the tax benefit of the deferred tax assets will be realized. Accordingly, no valuation allowance was necessary at December 31, 2004 or 2003.

        A reconciliation of the effective tax rate with the federal statutory rate follows:

	Years Ended December 31,
	2004	2003	2002
Tax at statutory rate	35.0%	35.0%	35.0%
Tax-exempt interest	(8.3)	(8.5)	(13.2)
Income of foreign subsidiary	(1.3)	(2.5)	(2.3)
Other	(0.5)	—	—

Provision for income taxes	24.9%	24.0%	19.5%

7.     DIVIDENDS AND CAPITAL REQUIREMENTS

        Under insurance laws of the State of New York, the Company may pay a dividend without the prior approval of the Superintendent of Insurance of the State of New York (the "New York Superintendent") only from earned surplus subject to the maintenance of a minimum capital requirement. In addition, the dividend, together with all dividends declared or distributed by it during the preceding 12 months, may not exceed the lesser of 10% of its policyholders' surplus shown on its last filed statement, or adjusted net investment income, as defined, for such 12-month period. In 2004, the Company paid $30.0 million in dividends and had an additional $84.5 million available for the payment of dividends over the next 12 months. No dividends were paid in 2003 or 2002.

8.     CREDIT ARRANGEMENTS AND ADDITIONAL CLAIMS-PAYING RESOURCES

        FSA has a credit arrangement aggregating $150.0 million, which is provided by commercial banks and intended for general application to transactions insured by the Subsidiaries. If FSA is downgraded below Aa3 and AA-, the lenders may terminate the commitment and the commitment commission becomes due and payable. If FSA is downgraded below Baa3 and BBB-, any outstanding loans become due and payable. At December 31, 2004, there were no borrowings under this arrangement, which expires on April 22, 2005, if not extended.

        FSA has a standby line of credit commitment in the amount of $325.0 million with a group of international banks to provide loans to FSA after it has incurred, during the term of the facility, cumulative municipal losses (net of any recoveries) in excess of the greater of $325.0 million or the average annual debt service of the covered portfolio multiplied by 5.00%, which amounted to $1,067.0 million at December 31, 2004. The obligation to repay loans made under this agreement is a limited recourse obligation payable solely from, and collateralized by, a pledge of recoveries realized on defaulted insured obligations in the covered portfolio, including certain installment premiums and other collateral. This commitment has a term expiring on April 30, 2011 and contains an annual renewal provision subject to approval by the banks. No amounts have been utilized under this commitment as of December 31, 2004.

        In June 2003, $200.0 million of money market committed preferred trust securities (the "CPS Securities") were issued by trusts created for the primary purpose of issuing the CPS Securities, investing the proceeds in high-quality commercial paper and providing FSA with put options for issuing to the trusts non-cumulative redeemable perpetual preferred stock (the "Preferred Stock") of FSA. If a put option were to be exercised by FSA, the applicable trust would use the portion of the proceeds attributable to principal received upon maturity of its assets, net of expenses, and transfer such proceeds to FSA in exchange for Preferred Stock of FSA. FSA pays a floating put premium to the trusts. The cost of the structure was $1.3 million and $3.6 million for 2004 and 2003 respectively, and was recorded in equity. The trusts are vehicles for providing FSA access to new capital at its sole discretion through the exercise of the put options. The Company does not consider itself to be the primary beneficiary of the trusts under FIN 46 because it does not retain the majority of the residual benefits or expected losses.

        The Company had borrowed $108.9 million from its Parent in the form of Surplus Notes. These notes carry a simple interest rate of 5.0% per annum. Principal of and interest on the Surplus Notes may be paid at any time at the option of the Company, subject to prior approval of the New York Superintendent and compliance with the conditions to such payments as contained in the New York Insurance Laws. These notes have no stated maturity. The Company paid interest of $6.7 million, $9.3 million and $7.4 million in 2004, 2003 and 2002, respectively. In 2004, 2003 and 2002 respectively, with the approval of the New York Superintendent, FSA repaid $44.0 million, $60.0 million and $28.0 million of principal on such notes.

9.     EMPLOYEE BENEFIT PLANS

        The Company maintains both qualified and non-qualified non-contributory defined contribution pension plans for the benefit of eligible employees. The Company and its subsidiaries' contributions are based on a fixed percentage of employee compensation. Pension expense, which is funded annually, amounted to $5.2 million, $4.3 million and $4.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

        The Company has an employee retirement savings plan for the benefit of all eligible employees. The plan permits employees to contribute a percentage of their salaries up to limits prescribed by Internal Revenue Service Code, Section 401(k). The Company's contributions are discretionary, and none have been made.

        Performance shares are awarded under the Parent's 1993 Equity Participation Plan. The 1993 Equity Participation Plan authorizes the discretionary grant of performance shares by the Human Resources Committee to key employees of the Company. The amount earned for each performance share depends upon the attainment by the Company of certain growth rates of adjusted book value (or, in the case of performance shares issued after January 1, 2001, growth rates of adjusted book value and book value) per outstanding share over a three-year period.

        At the election of the participant at the time of award, growth rates may be determined including or excluding realized and unrealized gains and losses on the Parent's consolidated investment portfolio. No payout occurs if the compound annual growth rate of the Parent's consolidated adjusted book value (or in the case of performance shares issued after January 1, 2001, growth rates of adjusted book value and book value) per outstanding share is less than 7%, and a 200% payout occurs if the compound annual growth rate is 19% or greater. Payout percentages are interpolated for compound annual growth rates between 7% and 19%.

        Performance shares granted under the 1993 Equity Participation Plan were as follows:

	Outstanding at Beginning of Year	Granted During the Year	Earned During the Year	Forfeited During the Year	Outstanding at End of Year	Price per Share at Grant Date
2002	1,437,231	372,775	380,279	13,901	1,415,826	$85.63
2003	1,415,826	342,845	464,778	13,261	1,280,632	92.72
2004	1,280,632	349,506	398,292	20,038	1,211,808	109.71

        The Company applies APB Opinion 25 and related Interpretations in accounting for the Parent's performance shares. The Company estimates the final cost of these performance shares and accrues for this expense over the performance period. The accrued expense for the performance shares was $67.0 million, $58.1 million and $55.8 million, for the years ended December 31, 2004, 2003 and 2002, respectively.

        For obligations under the Parent's Deferred Compensation Plan ("DCP") and Supplemental Executive Retirement Plan ("SERP"), the Parent generally purchases investments expected to perform similarly to the tracking investments chosen by the participants under the plans.

10.   COMMITMENTS AND CONTINGENCIES

        Effective June 2004, the Company entered into a 20-year sublease agreement with Deutsche Bank AG for office space at 31 West 52nd Street, New York, New York to be used as the Company's new headquarters. The Company anticipates moving from its current location at 350 Park Avenue, New York, New York to its new space in the second quarter of 2005. The lease contains scheduled rent increases every five years after a 19-month rent-free period, as well as lease incentives for initial construction costs of up to $6.0 million, as defined in the sublease. The lease contains provisions for rent increases related to increases in the building's operating expenses. The lease also contains a renewal option for an additional ten-year period, and an option to rent additional office space at various points in the future, in each case at then-current market rents. In addition the Company and its subsidiaries lease additional office space under non-cancelable operating leases, which expire at various dates through 2013. Future minimum rental payments are as follows (in thousands):

        Future minimum rental payments are as follows (in thousands):

Year Ended December 31,
2005	$5,462.3
2006	7,579.7
2007	8,913.4
2008	8,156.1
2009	8,171.1
Thereafter	114,367.5

Total	$152,650.1

        Rent expense for the years ended December 31, was $6.9 million in 2004, $6.6 million in 2003 and $5.7 million in 2002.

        During the ordinary course of business, the Company and its subsidiaries have become parties to certain litigation. The company is not subject to any material pending legal proceedings.

11.   REINSURANCE

        The company obtains reinsurance to increase its policy-writing capacity on both an aggregate-risk and a single-risk basis; to meet rating agency, internal and state insurance regulatory limits; to diversify risk; to reduce the need for additional capital; and to strengthen financial ratios. The Company reinsure portions of their risks with affiliated (see Note 13) and unaffiliated reinsurers under quota share, first-loss and excess-of-loss treaties and on a facultative basis.

        In the event that any or all of the reinsuring companies were unable to meet their obligations to the Company, or contested such obligations, the Company would be liable for such defaulted amounts. Certain of the reinsuring companies have provided collateral to the subsidiaries to secure their reinsurance obligations.

Amounts of ceded and assumed business were as follows (in thousands):

	Year Ended December 31,
	2004	2003	2002
Written premiums ceded	$244,211	$281,542	$270,954
Written premiums assumed	11,567	3,294	2,443
Earned premiums ceded	161,733	159,350	134,093
Earned premiums assumed	6,608	3,832	4,079
Losses and loss adjustment expense payments ceded	52,372	16,993	(2,513)
Losses and loss adjustment expense payments assumed	16	—	—
	December 31,
	2004	2003
Principal outstanding ceded	$116,687,760	$96,571,216
Principal outstanding assumed	2,134,427	1,935,306
Deferred premium revenue ceded	759,191	695,398
Deferred premium revenue assumed	17,823	13,060
Losses and loss adjustment expense reserves ceded	35,419	59,235
Losses and loss adjustment expense reserves assumed	553	592

12.   OUTSTANDING EXPOSURE AND COLLATERAL

        The Company's policies insure the scheduled payments of principal and interest on asset-backed (including insured CDS) and municipal obligations. The gross amount of financial guarantees in force (principal and interest) was $631.3 billion at December 31, 2004 and $563.9 billion at December 31, 2003. The net amount of financial guarantees in force (after giving effect to reinsurance) was $453.2 billion at December 31, 2004 and $408.8 billion at December 31, 2003.

        The maturities below are based on estimated made by the issuers of the insured obligations. Actual maturities could differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties. The net par outstanding (in millions) as of December 31, 2004 and 2003 and the terms to maturity are as follows:

	December 31, 2004		December 31, 2003
Terms to Maturity
	Asset-Backed(1)	Municipal	Asset-Backed(1)	Municipal
0 to 5 Years	$46,800	$39,448	$58,500	$34,274
5 to 10 Years	29,155	43,165	32,998	38,401
10 to 15 Years	10,772	37,174	6,644	32,895
15 to 20 Years	1,084	30,857	1,450	27,133
20 Years and Above	41,682	44,748	23,144	38,235

Total	$129,493	$195,392	$122,736	$170,938

(1)
Includes intercompany insurance of $7,143 million and $4,474 million, in 2004 and 2003, respectively relating to FSA-insured GICs issued by the GIC Subsidiaries.

        The par amount ceded as of December 31, 2004 and 2003 and the terms to maturity are as follows (in millions):

	December 31, 2004		December 31, 2003
Terms to Maturity
	Asset-Backed	Municipal	Asset-Backed	Municipal
0 to 5 Years	$21,662	$11,443	$9,372	$9,952
5 to 10 Years	6,909	14,707	7,567	13,355
10 to 15 Years	2,228	14,630	2,454	12,662
15 to 20 Years	1,373	12,870	1,971	12,223
20 Years and Above	4,862	26,004	3,583	23,432

Total	$37,034	$79,654	$24,947	$71,624

        The Company limits its exposure to losses from writing financial guarantees by underwriting investment-grade obligations, diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations, as well as through reinsurance. The net par outstanding of insured obligations in the asset-backed insured portfolio are backed by the following types of collateral (in millions):

	Net of Amounts Ceded(1) as of December 31,		Ceded as of December 31,
Types of Collateral
	2004	2003	2004	2003
Residential mortgages	$35,641	$20,643	$4,997	$4,024
Consumer receivables	9,540	14,039	2,241	5,033
Pooled corporate obligations	68,340	77,921	26,223	11,690
Other asset-backed obligations	15,972	10,133	3,573	4,200

Total asset-backed obligations	$129,493	$122,736	$37,034	$24,947

(1)
Includes intercompany insurance of $7,143 million and $4,474 million, in 2004 and 2003, respectively, relating to FSA-insured GICs issued by the GIC Subsidiaries.

        The net par outstanding of insured obligations in the municipal insured portfolio includes the following types of issues (in millions):

	Net of Amounts Ceded as of December 31,		Ceded as of December 31,
Types of Issues
	2004	2003	2004	2003
General obligation bonds	$77,865	$67,212	$24,278	$20,184
Housing revenue bonds	7,628	7,597	2,224	2,074
Municipal utility revenue bonds	33,544	30,024	13,761	14,270
Health care revenue bonds	9,261	7,051	7,784	6,971
Tax-supported bonds (non-general obligation)	36,631	33,835	14,564	13,526
Transportation revenue bonds	12,834	10,744	7,584	7,376
Other municipal bonds	17,629	14,475	9,459	7,223

Total municipal obligations	$195,392	$170,938	$79,654	$71,624

        In its asset-backed business, the Company considers geographic concentration as a factor in underwriting insurance covering securitizations of pools of such assets as residential mortgages or consumer receivables. However, after the initial issuance of an insurance policy relating to such securitizations, the geographic concentration of the underlying assets may not remain fixed over the life of the policy. In addition, in writing insurance for other types of asset-backed obligations, such as securities primarily backed by government or corporate debt, geographic concentration is not deemed by the Company to be significant, given other more relevant measures of diversification, such as issuer or industry diversification.

        The Company seeks to maintain a diversified portfolio of insured municipal obligations designed to spread its risk across a number of geographic areas. The following table sets forth those states in which municipalities located therein issued an aggregate of 2% or more of the Company's net par amount outstanding (in millions) of insured municipal securities as of December 31, 2004:

State	Number of Issues	Net Par Amount Outstanding	Percent of Total Municipal Net Par Amount Outstanding	Ceded Par Amount Outstanding
California	934	$26,501	13.6%	$8,897
New York	622	17,917	9.2	9,362
Texas	701	13,297	6.8	4,815
Pennsylvania	704	12,276	6.3	3,418
Florida	274	10,881	5.6	3,820
Illinois	633	9,337	4.8	3,699
New Jersey	548	9,053	4.6	4,176
Washington	297	7,272	3.7	2,867
Michigan	399	5,896	3.0	2,096
Massachusetts	194	4,933	2.5	2,639
Wisconsin	425	4,713	2.4	1,299
Ohio	265	4,412	2.3	2,199
Georgia	106	4,288	2.2	1,417
All other U.S. jurisdictions	2,747	56,283	28.7	21,740
International	85	8,333	4.3	7,210

Total	8,934	$195,392	100.0%	$79,654

13.   RELATED PARTY TRANSACTIONS

        Allocable expenses are shared by the Company and its Parent on a basis determined principally by estimates of respective usage as stated in an expense sharing agreement. The agreement is subject to the provisions of the New York Insurance Law. Amounts included in other assets at December 31, 2004 and 2003 are $11.2 million and $31.5 million respectively, for unsettled expense allocations due from the Parent.

        The Company ceded premiums of $35.2 million, $48.8 million and $23.4 million to subsidiaries of XL Capital Ltd ("XL"), which owns an interest in FSA International, for the years ended December 31, 2004, 2003 and 2002, respectively. The amounts included in prepaid reinsurance premiums at December 31, 2004 and 2003 for reinsurance ceded to subsidiaries of XL were $84.6 million and $60.8 million, respectively. Reinsurance recoverable for unpaid losses at December 31, 2004 and 2003 for reinsurance ceded to subsidiaries of XL were $8.2 million and $10.9 million, respectively.

        The Company had premiums earned of $2.5 million and $5.0 million in the first half of 2003 and the year ended 2002, respectively, relating to the guarantees of debt issued or assets purchased by the VIEs. Intercompany premiums earned relating to the VIEs have been eliminated in consolidation for periods subsequent to July 1, 2003.

        The VIE portfolio contains $961.9 million at December 31, 2004 and $955.9 million at December 31, 2003 of GICs issued by CMS. The Company recognized $20.7 million and $7.4 million in VIE net interest income during 2004 and 2003 respectively, related to these investments.

        The Company had premiums earned of $28.0 million, $20.5 million and $17.3 million for the years ended December 31, 2004, 2003 and 2002, respectively, relating to business with affiliates of Dexia. Deferred premium revenue relating to those transactions was $17.0 million and $6.9 million at December 31, 2004 and 2003, respectively. Gross par outstanding relating to those transactions was $24.0 billion and $16.8 billion at December 31, 2004 and 2003, respectively.

        For the years ended December 31, 2004 and 2003, the Company, via its interest in VIE holdings, recorded pre-tax income of $89.8 million and $57.4 million relating to swaps where Dexia was the counterparty. The Company recorded other assets of $339.7 million at December 31, 2004 and $240.9 million at December 31, 2003, primarily relating to swaps where Dexia was the counterparty. In addition, at December 31, 2004 and 2003 the Company had $163.0 million and $154.3 million in VIE debt relating to debt issued to Dexia. During 2004 and 2003, the Company recorded $8.8 million and $3.3 million in VIE net interest expense relating to such debt.

        The Company had premiums earned of $15.4 million, $7.5 million and $3.3 million at December 31, 2004, 2003 and 2002, respectively, relating to the guaranty of GICs issued by CMS.

14.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

        The Company determines fair values using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret the data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair-value amounts.

        For bonds, equity securities and VIE bond portfolio, the carrying amount represents fair value. The fair value is based on quoted market price or redemption value for the Company's investment in XLFA.

        For short-term investments, including the VIE short-term investments, the carrying amount is cost, which approximates fair market value due to the short maturity of the instruments.

        For cash, receivable for investments sold and payable for investments purchased, the carrying amount is cost, which approximates fair value because of the short maturity of these instruments.

        For assets acquired under refinancing transactions, the fair value is either the present value of the expected cash flows or quoted market prices as of the reporting date.

        For deferred premium revenue, net of prepaid reinsurance premiums, the carrying amount represents the Company's future premium revenue, net of reinsurance, on policies where the premium was received at the inception of the insurance policy. The fair value of deferred premium revenue, net of prepaid reinsurance premiums, is an estimate of the premiums that would be paid under a reinsurance agreement with a third party to transfer the Company's financial guaranty risk, net of that portion of the premiums retained by the Company to compensate it for originating and servicing the insurance contract.

        For notes payable to affiliate, the fair value is the present value of expected future cash flows as of the reporting date.

        For installment premiums, consistent with industry practice, there is no carrying amount since the Company will receive premiums on an installment basis over the term of the insurance contract. Similar to the treatment of deferred premium revenue, the fair value of installment premiums is the estimated present value of the future contractual premium revenues that would be received under a reinsurance agreement with a third party to transfer the Company's financial guaranty risk, net of that portion of the premium retained by the Company to compensate it for originating and servicing the insurance contract.

        For VIE debt, the fair value is the present value of the expected cash flows as of the reporting date.

        For losses and loss adjustment expenses, net of reinsurance recoverable on unpaid losses, the carrying amount is net present value of the expected cash flows for specifically identified claims and inherent losses in the Company's insured portfolio, which management believes is a reasonable proxy for fair value.

        For fair-value adjustments on derivatives, the carrying amount represents fair value. The Company uses quoted market prices when available, but if quoted market prices are not available, management uses internally developed estimates.

        The table below shows the carrying amount and fair value of the Company's financial instruments (in thousands):

	December 31, 2004		December 31, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Bonds	$3,888,586	$3,888,586	$3,487,380	$3,487,380
Equity securities	54,300	54,300
Variable interest entities' bonds	1,346,355	1,346,355	1,422,538	1,422,538
Variable interest entities' GICs	961,925	961,925	955,883	955,883
Short-term investments	316,921	316,921	222,390	222,390
VIE short-term investments	1,194	1,194	11,102	11,102
Cash	10,005	10,005	11,640	11,640
Assets acquired in refinancing transactions	748,936	745,360	505,133	503,848
Fair value adjustments on derivatives	637,423	637,423	407,742	407,742
Receivable for securities sold	161	161	389	389
Liabilities:
Deferred premium revenue, net of prepaid reinsurance premiums	1,342,057	1,154,461	1,166,562	949,469
Losses and loss adjustment expenses, net of reinsurance recoverable on unpaid losses	144,522	144,522	174,173	174,173
Notes payable to affiliate	753,614	754,463	504,743	507,453
VIE debt	3,123,118	3,123,118	3,006,885	3,006,885
Surplus notes	108,850	N/A	152,850	N/A
Payable for investments purchased	16,533	16,533	6,828	6,828
Fair value adjustments on derivatives	—	—	9,464	9,464
Off-balance-sheet instruments:
Installment premiums	—	509,138	—	424,964

15.   LIABILITY FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

        Activity in the liability for losses and loss adjustment expenses, which consists of the case and non-specific reserves, is summarized as follows (in millions):

	Case Reserve Activity for the Year Ended
	2004	2003	2002
	(dollars in millions)
Gross balance at January 1	$121.9	$134.0	$45.4
Less Reinsurance recoverable	59.2	76.0	28.9

Net balance at January 1	62.7	58.0	16.5
Transfer from non-specific reserve	30.7	12.7	45.0
Restructured transactions	(13.9)	(2.2)	—
Paid (net of recoveries) related to:
Current year	—	—	—
Prior year	(34.3)	(5.8)	(3.5)

Total paid	(34.3)	(5.8)	(3.5)

Net balance at December 31	45.2	62.7	58.0
Plus reinsurance recoverable	35.4	59.2	76.0

Gross balance at December 31	$80.6	$121.9	$134.0

	Non-Specific Reserve Activity For the Year Ended
	2004	2003	2002
	(dollars in millions)
Balance at January 1	$111.5	$89.7	$69.1
Provision for losses
Current year	20.4	22.4	21.1
Prior year	0.2	12.1	44.5
Transfers to case reserves	(30.7)	(12.7)	(45.0)
Restructured transactions	(2.1)	—	—

Balance at December 31	99.3	111.5	89.7

Total case and non-specific reserves	$179.9	$233.4	$223.7

        The gross and net par outstanding on transactions with case reserves were $791.4 million and $682.6 million at December 31, 2004. The net case reserve consisted primarily of six CDO transactions and one municipal transaction, which collectively accounted for approximately 95% of the total net case reserve. The remaining 11 exposures were in various sectors.

        During 2004, the Company charged $20.6 million to loss expense, comprised of $25.0 million for originations of new business and $3.2 million related to reassumptions of previously ceded business, offset by reserve releases primarily related to a large refinancing transaction in 2004. The non-specific reserve decreased $12.2 million in 2004, primarily due to transfers from the non-specific reserve to the case reserves of $30.7 million offset by loss expense of $20.6 million. Case reserves decreased $17.5 million due to (1) a large, voluntarily accelerated transaction that had a $34.3 million payment and (2) reclassifications from reserves to asset valuation accounts for refinanced transactions of $13.9 million offset by transfers from the non-specific reserve of $30.7 million. (See Note 18).

        In September 2004, FSA exercised its rights to have the collateral of a defaulted collateralized bond obligation liquidated at a public sale, in which the Company offered the highest bid. The Company acquired the collateral to gain control of the portfolio in order to mitigate future losses. The previously established case reserve was drawn down to reflect the excess of the purchase amount over the fair value of the collateral. The remaining $9.5 million balance in the case reserves related to this transaction was returned to the non-specific reserve. After reevaluating its requirements for the CDO portion of the non-specific reserve, the Company then reduced the non-specific reserve by $9.5 million, which was partially offset by normal reserve additions. The net amount transferred from the case reserves to the non-specific reserve was $1.4 million, which also included a transfer from the non-specific to the case reserves for a municipal utility transaction. The CDO portfolio continues to perform within the expectations reflected in previously recorded provisions for CDOs.

        During 2003, the Company charged $34.5 million to loss expense, comprising $9.2 million related to the CDO portfolio discussed below, $22.4 million for origination of new business and $2.9 million for the accretion of the discount on prior years' reserves. The non-specific reserve increased by $21.8 million in 2003, consisting of the loss expense, a transfer to the non-specific reserve of $1.4 million representing recoveries received on prior-year transactions and a transfer of $14.1 million from the non-specific reserve to case reserves. In addition, the Company reclassified $2.2 million of case reserves relating to a restructured transaction to securitized loans on the balance sheet (see Note 22).

        In the second quarter of 2002, as part of the Company's ongoing credit review process, management identified certain transactions not performing as expected in its portfolio of insured CDOs. As a result, management undertook a quantitative analysis of all CDO transactions in its insured portfolio that breached senior overcollateralization triggers, which were included in such transactions as one measure of adverse performance. A present value "deterministic" approach was utilized to estimate the loss inherent in this portfolio. The deterministic model takes the average cumulative default rate produced by a Monte Carlo simulation and applies those defaults to a cash flow model using (1) a timing sequence dependent on the portfolio's rating and maturity composition, (2) an estimate of collateral recovery values for severity and (3) the LIBOR forward curve as a predictor of interest rates. Management assumed that current default rates on CDO collateral would improve in a manner consistent with an economic recovery following a period of significant credit deterioration similar to that experienced in 1991 and 1992 and, as a result, management utilized the Moody's idealized default curve, adjusted by a factor consistent with the relationship between the 1992 cohort experience and the Moody's 30-year average default rate. The per-period default rate was calculated based on the Moody's weighted-average rating factor for each piece of surviving collateral. Recovery rates were judgmentally established by the Company. In considering the recovery rates to be utilized, management adjusted Moody's average recovery rates (observed since 1982) downward to reflect more recent adverse observations.

        At June 30, 2002, this analysis produced a present value of expected losses of $51.5 million, net of reinsurance recoveries and net of unearned premiums and future ceding commissions. Management addressed this net present value of expected loss ($51.5 million) through (1) an increase in the Company's non-specific reserve ($31.0 million) and (2) amounts already existing in its non-specific reserve ($20.5 million), including non-specific reserve amounts reallocated to case reserves ($11.3 million). The $31.0 million increase in the Company's non-specific reserve resulted in a corresponding increase to losses and loss adjustment expenses in the statement of operations of $31.0 million. An additional adjustment of $10.1 million was made in the fourth quarter of 2002 as a result of further deterioration of the CDO portfolio. Management established a methodology of recording case reserves on CDO transactions based on the extent to which the overcollateralization ratio (non-defaulted collateral at par value divided by the debt insured) has fallen below 100%, since management believes that claims on such transactions are probable and that the amount of the undercollateralization is a reasonable estimate of such claims. Such transactions may benefit from excess cash flow attributable in part to higher interest rates on the underlying collateral than on the insured securities. In addition, such transactions generally require insured payments of principal only at the ultimate maturity of such transactions. Application of this methodology resulted in recording $68.8 million in gross case reserves and $29.8 million in reinsurance recoverable on unpaid losses, resulting in a $39.0 million increase in net case reserves in 2002. Management, beginning in the second quarter of 2002, has refined the loss factor it applies to its net par underwritten when calculating the non-specific reserve in order to reflect its recent adverse experience. As a result, the non-specific reserve accrual for the year ended December 31, 2002 was $65.6 million, rather than approximately $14.9 million that would have been accrued using the prior assumptions.

        During 2002, the Company increased its non-specific reserve by $65.6 million, of which $41.1 million related to the CDO portfolio discussed above, $21.1 million was for origination of new business and $3.4 million was for accretion of the discount on prior years' reserves. Also during 2002, the Company transferred to the non-specific reserve $0.8 million representing recoveries received on prior-year transactions and transferred $45.8 million from the non-specific reserve to case reserves.

        The cumulative amount of net discount taken was approximately $59.5 million, $65.9 million and $44.7 million at December 31, 2004, 2003 and 2002, respectively.

        Since case and non-specific reserves are based on estimates, there can be no assurance that the ultimate liability will not differ from such estimates. The Company will continue, on an ongoing basis, to monitor these reserves and may periodically adjust such reserves, upward or downward, based on the Company's actual loss experience, its future mix of business and future economic conditions.

16.   EQUITY INVESTMENTS

        FSA's 13% investment in preferred shares of XL Financial Assurance Co. ("XLFA"), a financial guaranty insurance subsidiary of XL, is redeemable by XLFA at a price equal to the fair market value of the preferred shares, subject to a cap defined as the internal rate of return of 19% per annum from the date of the investment through the date of redemption, plus accrued dividends as if 100% of current year earnings were distributed. Based on this formula, the Company recently adopted a policy of carrying this investment at the lesser of the current calculated redemption value or the redemption value as of the next January first, which would exclude its share of accrued current year earnings to the extent the cap had been otherwise met. Consistent with this policy, in the third quarter of 2004, the Company charged $11.7 million to equity in earnings of unconsolidated affiliates and reduced its carrying value in this investment to $56.4 million. In the fourth quarter of 2004, the Company recorded a return of capital of $2.1 million.

        Until the fourth quarter of 2004 this investment was accounted for using the equity method of accounting because the Company has significant influence over XLFA's operations. In the second quarter of 2004, the Emerging Issues Task Force reached a consensus that under EITF Issue 02-14, "Whether an Investor Should Apply the Equity of Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"), an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The EITF 02-14 consensus is applicable to reporting periods beginning after September 15, 2004. In accordance with this consensus, the Company will no longer accrue undistributed earnings related to its investment in XLFA. Amounts recorded by the Company in connection with XLFA as of December 31, 2004, 2003 and 2002 are as follows (in thousands):

	2004	2003	2002
Equity securities	$54,300	—	—
Investment in XLFA	—	64,440	52,206
Equity in earnings from XLFA	3,761	19,077	9,145
Dividends received from XLFA	12,003	6,640	6,665

        At December 31, 2003, the Company's retained earnings included $25.7 million of accumulated undistributed earnings of XLFA.

17.   MINORITY INTEREST IN SUBSIDIARY

        In November 1998, FSA International, a Bermuda-based financial guaranty subsidiary of the Company, sold to XL $20.0 million of preferred shares representing a minority interest in FSA International. In December 1999, FSA International sold to XL an additional $10.0 million of preferred shares to enable XL to maintain its minority ownership percentage. The preferred shares are Cumulative Participating Voting Preferred Shares, that in total have a minimum fixed dividend of $1.5 million per annum. In 2004 and 2003, FSA International paid preferred dividends of $4.9 million and $3.3 million respectively, to XL. For the years ended December 31, 2004, 2003 and 2002, the Company recognized minority interest of $6.9 million, $9.3 million and $6.7 million, respectively.

18.   REFINANCED TRANSACTIONS AND NOTES PAYABLE TO AFFILIATES

        The Company generally has rights under its financial guaranty insurance policies and indentures that allow it to accelerate the insured notes and pay claims under its insurance policies upon the occurrence of predefined events of default. To mitigate future losses, the Company may elect to purchase the outstanding insured obligation or its underlying collateral. Generally, refinancing vehicles reimburse FSA in whole for its claims payments in exchange for assignments of certain of FSA's rights against the trusts. The refinancing vehicles obtain their funds from the proceeds of FSA-insured GICs issued in the ordinary course of business by CMS. FSA maintains its reinsurance on these transactions.

        At December 31, 2004, FSA has reclassified all of the assets acquired in refinancing transactions into one balance sheet caption, "Assets acquired in refinancing transactions" and the related revenues from those assets into one revenue caption, "Income from assets acquired in refinancing transactions."

        The following table presents the components of the assets acquired in refinancing transactions:

	As of December 31,
	2004	2003
Assets acquired in refinancing transactions
Securitized loans	$369,750	$433,948
Bonds	157,036	—
Asset-backed senior notes	89,913	70,273
Equity securities	15,659	—
Mortgage loans	77,462	—
Short term investments	27,749	—
Other	11,367	912

Total	$748,936	$505,133

        Securitized loans are carried at cost, net of losses at the date of purchase. Income is recorded based on the effective yield method. The cash flows on the securitized loans, net of reinsurance, are monitored and the effective yield modified to reflect any change in the cash flow estimate on a prospective basis (see Note 22). Since the notes represent 100% of the debt capitalization of the trusts and since FSA maintains all the risk of further asset decline (except as provided by reinsurance) and maintains control over key decisions regarding the trusts (such as removal of the servicer, sale of the assets and liquidation of the entity), the trusts were consolidated with FSA for accounting purposes. FSA also consolidated the refinancing vehicles.

        Asset-backed senior notes represent the Company's purchase of less than 50% of a certain refinanced transaction. Asset-backed senior notes are carried at cost, with any reduction in carrying value recognized as an adjustment to yield.

        Bonds and equity securities and mortgage loans represent liquidations of previously insured obligations and subsequent purchase of the underlying collateral. Bonds and equity securities are available for sale and carried at fair value. Mortgage loans are carried at net realizable value. Investment income is recorded as earned. Other-than-temporary impairments are reflected in earnings as a realized loss. At December 31, 2004, there were no securities in an unrealized loss position for a continuous 12-month period or longer. At December 31, 2004, the Company determined that no investments were considered other-than-temporarily impaired.

        Other assets consist primarily of real estate, prepaid assets, accrued interest and fair value adjustments on derivatives used to hedge interest rate risk related to certain of the refinanced transactions.

        The Company has recorded $753.6 million of notes payable to an affiliate at December 31, 2004 and $504.7 million at December 31, 2003. For the years ended December 31, 2004, 2003 and 2002 the Company recorded $24.8 million, $24.1 million and $4.9 million, respectively, of interest expense on the notes payable.

        Principal payments due under these notes for each of the next four years ending December 31 and thereafter are as follows (in thousands):

Expected Withdrawal Date	Principal Amount
2005	$73,732
2006	90,645
2007	115,813
2008	137,325
2009	68,488
Thereafter	267,611

Total	$753,614

19.   DERIVATIVE INSTRUMENTS

  Credit Default Swaps

        The Company has insured a number of CDS with the expectation that these transactions will not be subject to a market value termination for which the Company would be liable. It considers these agreements to be a normal extension of its financial guaranty insurance business, although they are considered derivatives for accounting purposes. These agreements are recorded at fair value. The Company believes that the most meaningful presentation of the financial statement impact of these derivatives is to reflect premiums as installments are received, to record losses and loss adjustment expenses as incurred and to record changes in fair value as incurred. The Company recorded $69.1 million, $57.7 million and $35.0 million of net earned premium under these agreements for the years ended 2004, 2003 and 2002 respectively.

        Changes in the fair value of CDS, which were gains of $56.4 million and $34.8 million for the years ended December 31, 2004 and 2003 respectively, and losses of $50.2 million in 2002, were recorded in net realized and unrealized gains (losses) on derivative instruments in the consolidated statements of operations and comprehensive income. The Company included net par outstanding of $66.0 billion and $63.8 billion relating to these CDS transactions at December 31, 2004 and December 31, 2003, respectively, in the asset-backed balances in Note 12. The gains or losses recognized by recording these contracts at fair value are determined each quarter based on quoted market prices, if available. If quoted market prices are not available then the determination of fair value is based on internally developed estimates. Management applies judgment when developing these estimates and considers factors such as current prices charged for similar agreements, performance of underlying assets, changes in internal shadow ratings, the level at which the deductible has been set and the Company's ability to obtain reinsurance for its insured obligations. The Company does not believe that the fair value adjustments are an indication of potential claims under FSA's guarantees. The average life of these contracts is 2.9 years. The inception to date gain (loss) on the CDS portfolio was $46.6 million at December 31, 2004 and $(9.8) million at December 31, 2003.

        In August 2002, the Company terminated its exposure under its single-corporate-name CDS program in exchange for paying termination costs of $43.0 million, which were included in net realized and unrealized gains (losses) on derivative instruments in the consolidated statements of operations and comprehensive income.

Designated Hedges

        The Company enters into derivative contracts designated as fair-value hedges, to manage interest-rate and foreign currency exposure in its VIE debt and VIE bond portfolio. The derivative contracts are recorded at fair value. These derivatives generally include interest-rate and currency swap agreements, which are primarily utilized to convert fixed-rate debt and investments into U.S. dollar floating-rate debt and investments. The gains and losses relating to these fair-value hedges are included in net interest income from VIEs and net interest expense from VIEs, as appropriate, along with the offsetting change in fair value of the hedged item attributable to the risk being hedged. The inception-to-date net unrealized gain on the outstanding derivatives used to hedge the VIE debt and VIE bond portfolio of $590.8 million and $407.7 million at December 30, 2004 and December 31, 2003, respectively, was recorded in other assets.

20.   VARIABLE INTEREST ENTITIES

        The Company adopted FIN 46 and consolidated for financial reporting purposes, effective July 1, 2003, FSA Global and Canadian Global. In addition, as a result of the Company obtaining control rights of another VIE, Premier, on July 1, 2003, the Company consolidated Premier beginning July 1, 2003. FIN 46R requires that, upon consolidation, the Company initially measure the VIE's assets, liabilities and minority interest at their carrying amounts under existing GAAP as if the entity had been consolidated from the time the Company was considered its primary beneficiary (or parent). The increase in total assets and total liabilities related to the consolidation of these entities was $2.9 billion. Any differences upon consolidation were reflected as a cumulative effect of a change in accounting principle. The cumulative effect of a change in accounting principle for Canadian Global resulted in additional income of $4.8 million, net of income tax. There were no cumulative income statement effects from consolidating FSA Global and Premier.

        FSA Global is managed as a "matched funding vehicle," in which the proceeds from the issuance of FSA-guaranteed notes are invested in obligations having cash flows substantially matched to those of, and maturing prior to, such notes. In certain cases, investments of FSA Global consist of GICs issued by CMS. Similarly, Canadian Global and Premier have GICs issued by CMS in their investment portfolios. At December 31, 2004, $961.9 million was eliminated as a result of such consolidation. The Company's management believes that the assets held by the VIEs, including those that are eliminated in consolidation, are beyond the reach of the Company and its creditors, even in bankruptcy or other receivership. All intercompany insured amounts between FSA and FSA Global and Canadian Global previously included in the Company's outstanding exposure are excluded from the Notes to the Condensed Consolidated Financial Statements for December 31, 2004 and 2003. During the third quarter of 2004, the majority of the assets and liabilities of Canadian Global were satisfied.

	Twelve months ended December 31, 2004	Six months ended December 31, 2003
VIE net interest income	$68,754	$27,483
FSA's net premiums earned on VIE bonds and debt	(5,351)	(2,690)

Total revenues	$63,403	$24,793

VIE net interest expense	$63,733	$24,093
Other operating expenses	(825)	381

Total expenses	$62,908	$24,474

VIE Investments

        All bonds in the VIE Portfolio are insured by FSA. The credit quality of the VIE Portfolio, without the benefit of FSA's insurance, at December 31, 2004 was as follows:

Rating(1)	Percent of Bonds
AAA	2.6%
AA	5.3
A	71.6
BBB	20.5

100.0%

(1)
Ratings are based on the lower of Moody's or S&P ratings available at December 31, 2004. Excludes VIE GICs. All VIE GICs are FSA-insured.

        The amortized cost and fair value of bonds in the VIE Portfolio were as follows (in thousands):

December 31, 2004	Amortized Cost	Fair Value
Obligations of states and political subdivisions	$16,007	$16,007
Corporate securities	158,106	157,990
Foreign	57,621	57,983
Asset-backed securities(1)	1,114,375	1,114,375
Short-term investments	1,194	1,194

Total	$1,347,303	$1,347,549

December 31, 2003	Amortized Cost	Fair Value
Obligations of states and political subdivisions	$16,200	$16,200
Corporate securities	181,165	180,380
Foreign	61,541	61,207
Asset-backed securities(1)	1,164,751	1,164,751
Short-term investments	11,102	11,102

Total	$1,434,759	$1,433,640

(1)
Asset-backed securities consist of floating rate assets, which are valued using readily available quoted market prices or at amortized cost if there is no readily available valuation. Management believes that amortized cost closely approximates fair value for these securities.

        The Company periodically monitors its investment portfolio for individual investments in an unrealized loss position in order to assess whether that investment is considered other-than-temporarily impaired. In each case, the Company determines the nature and cause of the decline and whether the Company maintains the ability and intent to hold the security until the unrealized loss may reverse or until maturity. At December 31, 2004, there were no securities in an unrealized loss position for a continuous 12-month period or longer. At December 31, 2004, the Company determined that no investments were considered other-than-temporarily impaired.

        The amortized cost and fair value of bonds in the VIE Portfolio at December 31, 2004, by contractual maturity, are shown below (in thousands). Actual maturities could differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$185,970	$186,182
Due after one year through five years	30,951	30,985
Due after five years through ten years	—	—
Due after ten years	16,007	16,007
Asset-backed securities (stated maturities of 1 to 18 years)	1,114,375	1,114,375

Total	$1,347,303	$1,347,549

        At December 31, 2004, the interest rates on VIE Debt were between 1.12% and 7.75% per annum.

        The amortized cost and fair value of GICs held within the VIE guaranteed investment portfolio were as follows (in thousands):

	Amortized Cost	Fair Value
Due in one year or less	$71,000	$71,000
Due after one year through five years	570,668	570,668
Due after five years through ten years	27,744	27,744
Due after ten years	292,513	292,513

Total	$961,925	$961,925

        Payments due under the VIE Debt (including $1,331.0 million of interest accretion on zero coupon obligations and excluding $272.2 million of hedge accounting adjustments) in each of the next five years ending December 31 and thereafter, are as follows (in thousands):

Year	Principal Amount
2005	$208.1
2006	87.7
2007	562.3
2008	141.9
2009	20.2
Thereafter	3,161.7

Total	$4,181.9

21.   OTHER ASSETS

        The detailed balances that comprise other assets at December 31, 2004 and 2003 are as follows (in thousands):

Other Assets:	2004	2003
Fair value of VIE derivatives	$590,792	$407,742
VIE other invested assets	156,540	150,410
Tax and loss bonds	102,193	85,512
Accrued interest on VIE derivatives	99,794	76,295
Accrued interest income	50,632	46,351
Other assets	145,696	169,085

Total other assets	$1,145,647	$935,395

22.   RECENTLY ISSUED ACCOUNTING STANDARDS

        In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-3: "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"). SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 supersedes Practice Bulletin 6 for transactions entered into after the initial application of SOP 03-3. For loans acquired in fiscal years prior to the effective date of SOP 03-3 and within the scope of Practice Bulletin 6 (such as certain assets acquired via refinancing transactions, see Note 18), SOP 03-3 amends the application of Practice Bulletin 6 with regard to accounting for decreases in cash flows expected to be collected.

        SOP 03-3 requires that the investor recognize the excess of all cash flows expected at acquisition over the investor's initial investment in the loan as interest income on a level-yield basis over the life of the loan. SOP 03-3 prohibits investors from displaying differences from expected cash flows in the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairments.

        SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. For loans acquired in fiscal years beginning on or before December 15, 2004 and that fall within the scope of Practice Bulletin 6 as it applies to decreases in cash flows expected to be collected, SOP 03-3 should be applied prospectively for fiscal years beginning after December 15, 2004. Management believes that the implementation of SOP 03-3 will not have a material effect on the Company's financial position, results of operations or cash flows.

        In December 2004, the FASB issued Statement of Financial Accounting Standards 123-R, "Share-Based Payment" ("SFAS 123-R"). This Statement is a revision of SFAS 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS 123-R requires entities to recognize compensation cost for all equity-classified awards after the effective date using the fair-value measurement method. SFAS 123-R is effective for interim or annual periods beginning after June 15, 2005. The adoption of SFAS 123-R is not expected to have a material impact on the Company's financial position or results of operations.

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FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm December 31, 2004
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
Report of Independent Registered Public Accounting Firm
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Dollars in thousands, except per share data)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Dollars in thousands)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY (Dollars in thousands)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in thousands)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED (Dollars in thousands)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002